UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

VOLTERRA SEMICONDUCTOR CORPORATION

(Name of Subject Company)

VOLTERRA SEMICONDUCTOR CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928708106

(CUSIP Number of Class of Securities)

Jeffrey Staszak

President and Chief Executive Officer

Volterra Semiconductor Corporation

47467 Fremont Blvd.

Fremont, California 94538

(510) 743-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Gordon K. Ho, Esq.

Barbara L. Borden, Esq.

Cooley LLP

3175 Hanover St.

Palo Alto, CA 94304-1130

(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Volterra Semiconductor Corporation, a Delaware corporation (“Volterra” or the “Company”), with the Securities and Exchange Commission on August 30, 2013, relating to the offer by Maxim Integrated Products, a Delaware corporation (“Parent” or “Maxim”) and Victory Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to purchase all the issued and outstanding shares of Volterra’s common stock, $0.001 par value per share (the “Shares”), for a purchase price of $23.00 per Share in cash, without interest, subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 30, 2013, and in the related letter of transmittal.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the fifth paragraph of the section titled “Background of Offer and Merger” on page 13 and replacing it with the following:

“On May 24, 2013, during a meeting of the Board, representatives of Volterra’s management discussed with the Board the informal interactions with Company A and Company B, and provided a review of potential strategic transaction opportunities. At the request of the Board, representatives from Goldman Sachs also reviewed with the Board preliminary financial analyses relating to possible financial scenarios with respect to the future operations of Volterra, as previously prepared by management, as well as potential partners that may have interest in a strategic transaction with Volterra. The Board then assessed the prospects of Volterra as a standalone company given the risks and uncertainties of its business. In particular, the Board and management discussed Volterra’s redirection of resources away from the consumer and portable market amidst declining revenue in this market segment, anticipated product development investment in its new energy market segment, and somewhat slower than previously expected demand in the server, storage and communications areas of Volterra’s business. The Board also reviewed and considered the financial scenarios prepared by management, including assumptions embedded in such scenarios regarding revenue, margin and other financial metrics. Following discussion, the Board instructed management to retain Goldman Sachs as its financial advisor to assist the Board in its review, consideration and evaluation of the potential strategic alternatives available to Volterra. To enable timely and efficient consideration of meaningful developments, the Board appointed four directors (Simon Biddiscombe, Christopher Paisley, Jeff Richardson and Ralph Quinsey) to serve as members of a strategic transaction committee of the Board to work with management to oversee the process of evaluating potential strategic alternatives (the “Strategic Committee”).”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the forty-second paragraph of the section titled “Background of Offer and Merger” on page 18 and replacing it with the following:

“Also on August 11, 2013, Mr. Staszak called Mr. Doluca and indicated that the Board would not grant exclusivity to Parent as the revised proposal did not reflect the price at which the Board was prepared to consider exclusivity, however the Board was prepared to engage solely with Parent subject to achieving agreement on material issues in the draft of the Merger Agreement provided by Parent. Later that day, representatives of Parent, Baker & McKenzie LLP (“Baker”), Parent’s legal counsel, and Stifel then participated in multiple telephonic meetings with representatives from Volterra, Cooley and Goldman Sachs to discuss Volterra’s concerns with certain key issues in the revised draft Merger Agreement submitted by Parent with its final proposal, which consisted of the conditions to the Offer, Parent’s termination rights, the termination fee and transaction expenses provisions, the timing of the payment of the termination fee and the circumstances under which the Board could change its recommendation to Volterra’s stockholders. After discussion, the parties came to conceptual agreement on several of the key issues discussed, including conceptual agreement on certain of the conditions to the Offer, on the timing of the payment of the termination fee and on the inclusion of an “intervening event” as a circumstance in which the Board could change its recommendation to Volterra’s stockholders. On those calls, Parent also communicated the requirement of a written exclusivity arrangement with Parent.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the introductory clause of the second paragraph of the section titled “Reasons for Recommendation” on page 19 and replacing it with the following:

“Our Board considered numerous reasons, including the following, each of which is supportive of its decision to approve the Merger Agreement and the Transactions and recommend the Transactions to the Volterra stockholders:”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the fifth bullet point of the second paragraph of the section titled “Reasons for Recommendation” on page 19 and replacing it with the following:

“our Board’s assessment that Volterra was unlikely in the near future to increase stockholder value as a standalone company above the Offer Price, given the risks and uncertainties in our business, including the fact that our net revenue had declined 13% in the six months ended June 30, 2013 compared to the same period in 2012, management’s expectation that revenue in our consumer and portable market would decline over time as we de-emphasize our activities in that market, and that our future net revenue growth is dependent on our continued strength in the server and storage market and obtaining new or enhanced revenue in both the networking and communications market, as well as the solar and battery and markets (where we have not generated any revenue), which in turn is dependent on many factors, many of which are outside of our control, including the system power requirements and architecture of new products that may use our semiconductors that could decrease the advantages or benefits that our products can provide, achieving and maintaining technological advantages over competitors, obtaining design wins for new products, cyclical developments in the semiconductor industry and the success of our customers in selling products that use our semiconductors.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the introductory clause of the third paragraph of the section titled “Reasons for Recommendation” on page 21 and replacing it with the following:

“Our Board also considered a variety of risks and other potentially negative reasons of the Merger Agreement and the Transactions, including the following:”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety sixth paragraph of the section titled “Certain Financial Projections” on page 23 and replacing it with the following:

“The financial projections reflected subjective judgments in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the financial projections should not be regarded as an indication that Volterra, or anyone who received the projections then considered, or now considers, the projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Volterra views the financial projections as non-material because of the inherent risks and uncertainties associated with such long-range projections. Volterra does not intend to, and disclaims any obligation to, update, revise or correct the projections if any of them are or become inaccurate (either in the short or long term).”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second and third tables on page 28 in the section titled “Opinion of Volterra’s Financial Advisor” and replacing it with the following:

		Closing Price on August 14, 2013					Offer
	Price per share	$			14.80		$			23.00
	Implied equity value	$			392		$			633
	Implied enterprise value	$			237		$			478
												Small		Large
					Street					Street		Cap		Cap
		Forecasts			Estimates		Forecasts			Estimates		Analog		Analog
Implied enterprise value / revenues
CY 2013E			1.6	x	1.6	x		3.2	x	3.2	x	2.6	x	3.8	x
CY 2014E			1.4	x	1.6	x		2.9	x	3.2	x	2.4	x	3.6	x
Implied enterprise value / EBITDA
CY 2013E			9.7	x	10.0	x		19.7	x	20.2	x	13.4	x	10.8	x
CY 2014E			6.3	x	10.0	x		12.8	x	20.2	x	10.8	x	10.4	x
Price to earnings ratio
CY 2013E			18.5	x	20.3	x		28.7	x	31.5	x	21.6	x	21.1	x
CY 2014E			11.6	x	18.0	x		18.1	x	28.0	x	18.7	x	17.8	x

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety second paragraph under the section titled “Vote Required to Approve Merger” beginning on page 33 and replacing it with the following:

“Under Section 251(h), if Purchaser acquires a majority of the outstanding Shares and the other conditions of Section 251(h) are satisfied, Purchaser will be able to effect the Merger without a vote or any further action by our stockholders. If Section 251(h) is not available, then under Section 253 of the DGCL, if Purchaser acquires, as a result of the Offer, the exercise of the Top-Up Option or otherwise, at least 90% of the outstanding Shares, Purchaser will also be able to effect the Merger after consummation of the Offer without a vote or any further action by our stockholders. If Section 251(h) is not available and Purchaser acquires, as a result of the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under Delaware law to effect the Merger.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the paragraph under the section entitled “Legal Proceedings” on page 35 and replacing it with the following:

“On September 5 and September 13, 2013, respectively, a complaint captioned Alan Posner v. Volterra Semiconductor Corporation, et. al. and another complaint captioned George Sarkisian v. Volterra Semiconductor Corporation, et. al. (collectively, the “Complaints”) were filed in connection with the transactions contemplated by the Merger Agreement in the Superior Court of the State of California in the County of Alameda. The Complaints are purported shareholder class actions and they name as defendants Volterra, Parent, the Purchaser and the members of the Board. The plaintiffs allege that the members of the Board breached their fiduciary duties to Volterra’s stockholders in connection with the Offer, the Merger and the related transactions, and further allege that Parent and the Purchaser aided and abetted the purported breaches of fiduciary duties. In support of their purported claims, the plaintiffs allege that the proposed transaction between Volterra and Parent involves an unfair price and an inadequate sales process and includes preclusive deal protection devices and that Volterra’s officers and the Board will receive personal benefits not available to Volterra’s public stockholders as a result of the Merger Agreement. The plaintiffs further allege that Volterra has failed to make adequate disclosures relating to the background of the Offer, Goldman Sachs’ financial analysis with respect to the Offer and the Merger and concerning alleged conflicts of interest of Goldman Sachs and Stifel. The plaintiffs seek to enjoin the Offer, the Merger and the related transactions, to rescind such transactions and obtain damages. The plaintiffs also seek attorneys’ and expert fees and costs. Each of Volterra and Parent believe that the plaintiffs’ purported respective claims against them lack merit and each of them intend to contest the respective claims against them vigorously. It is possible that additional similar complaints may be filed in the future. If this does occur, absent new or different allegations which are material, Volterra does not intend to announce the filing of any similar complaints.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLTERRA SEMICONDUCTOR CORPORATION

	By:	/s/ JEFFREY STASZAK
	Name:	Jeffrey Staszak
	Title:	President and Chief Executive Officer
Dated: September 20, 2013